UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

LM FUNDING AMERICA, INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

1200 West Platt Street, Suite 100

(Address of Principal Executive Office (Street and Number))

Tampa, Florida 33606

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject quarterly annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 by the prescribed due date because additional time is needed for the Registrant to compile and analyze information relating to the change in estimate for its tax provision for purposes of the financial statements to be included in the Form 10-Q. Registrant will file the Quarterly Report on or before the fifth calendar day following November 14, 2022.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard Russell	813	222-8996
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the three months ended September 30, 2022 are expected to be $187,780 as compared to $223,624 for the three months ended September 30, 2022, and the Operating Loss for the three months ended September 30, 2022 is anticipated to be approximately $5.26 million as compared to $2.2 million for the same period of 2021, primarily driven by increases in stock compensation expense and other staff costs and payroll, as well as increases in professional fees. Loss before income taxes is anticipated to be approximately $5.4 million as compared to $5.5 million for the same period of 2021, primarily driven by a Unrealized loss on convertible debt security of approximately $2.6 million for the three months ended September 30 ,2021. An estimate for Net income for the three months ended September 30, 2022 is not being estimated because of the impact of the tax provision, which is still being finalized as stated above.

LM FUNDING AMERICA, INC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	By	/s/ Richard Russell
Richard Russell
Chief Financial Officer